SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LUXOTTICA GROUP S.p.A.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, €0.06 Par Value Per Share,

Granted Pursuant to the Luxottica Group S.p.A. 2001 Stock Option Plan

and the Luxottica Group S.p.A. 2006 Stock Option Plan
(Title of Class of Securities)

55068R202

(CUSIP Number of Class of Securities)

Michael A. Boxer, Esq.

Senior Vice President & General Counsel

Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, New York 11050

(516) 484-3800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	David A. Sakowitz, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 (212) 294-6700

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee*
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable.	Filing party: Not applicable.
	Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The board of directors of Luxottica Group S.p.A. (the “Company”) has approved a voluntary stock option reassignment program for certain employees domiciled in the United States (the “Option Reassignment Program”). In connection with the Option Reassignment Program, the Company is herewith filing relevant excerpts from a press release issued by the Company today announcing, among other things, the reassignment program.

The communication attached as an exhibit to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to have their options reassigned.

The Option Reassignment Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Reassignment Program. Persons who are eligible to participate in the Option Reassignment Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Reassignment Program.

The Company’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC on the Company’s website at the investor page on www.luxottica.com.

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Item 12.          Exhibits

Exhibit Number	Description
99.1	Excerpts from Press Release dated May 7, 2009 regarding the Option Reassignment Program.

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